FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: August 5, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 5, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary










                                                FOR IMMEDIATE RELEASE

               CIT AND NEWCOURT AGREE ON REVISED EXCHANGE RATIO

    - Acquisition Will Create World's Largest Publicly-Traded
      Commercial Finance Company; Deal Expected To Close In Fourth
                              Quarter --


     LIVINGSTON, NJ, August 5, 1999 --- The CIT Group, Inc. (NYSE:CIT) and Newcourt Credit Group Inc. (NYSE, TSE, MSE:NCT) today announced that the companies have signed a new definitive agreement under which CIT will acquire Newcourt in an exchange of .70 share of CIT stock for each share of Newcourt. The combined company will be the largest publicly-held commercial finance company, with leadership positions in a diverse range of business segments.

The transaction, which is expected to close during the fourth quarter of 1999, has been approved by the Boards of Directors of both companies. Completion of this transaction is conditioned upon, among other things, customary regulatory and shareholder approvals.

     "We are pleased that after an extensive reassessment of Newcourt's value, we have arrived at a reasonable and fair exchange ratio," said Albert R. Gamper, Jr., CIT President and CEO. "Our mission now is to complete this deal as quickly as possible so that we can begin taking full advantage of the potent combination of CIT's balance sheet and credit capabilities and Newcourt's exceptional origination platform."

     "Through this bold and transforming transaction CIT will make significant gains in terms of scale, geographic reach and business diversification. Specifically, with the addition of relationships with top tier vendors such as Lucent, Dell, Snap-On Tools and Western Star, as well as Newcourt's experienced capital finance team, we believe we have put together a powerful engine for sustained, disciplined growth and value creation," he added.

     David F. Banks, Chairman of the Board of Newcourt said, "We have always agreed that an acquisition by CIT affords Newcourt a number of strong benefits, particularly in the critical areas of funding costs and management disciplines. The synergies in this combination are tremendous. We look forward to the swift completion of this transaction and a smooth integration process."

     Mr. Gamper will remain Chief Executive Officer of The CIT Group. Mr. Banks, Newcourt's current Chairman, will be named non-executive Vice Chairman of CIT and a member of its Board of Directors. Following the close of the transaction, CIT's Board will have 16 members, including 12 directors from CIT and four directors from Newcourt.

     On a combined basis, The CIT Group will have more than $50 billion in managed assets and $2.2 billion in revenues, with more than 8,000
employees in locations throughout the world.   The combined company
will have its principal offices in New Jersey.

     Following the acquisition, which will be accounted for on a purchase basis, CIT shareholders will own approximately 61% of the combined company and Newcourt shareholders will own approximately 39%. The Dai-Ichi Kangyo Bank, CIT's largest shareholder, will own approximately 26.7% of the combined company and CIBC and Nomura
Securities, two of Newcourt's largest shareholders, will own approximately 3.7% and 4.6% respectively.

     J.P. Morgan and Donaldson, Lufkin & Jenrette acted as financial advisors and provided fairness opinions to CIT. Goldman Sachs and CIBC Wood Gundy Securities acted as financial advisors and provided fairness opinions to Newcourt.

                                 #  #  #

For further information:

Media Contacts:    Michael J. McGowan, The CIT Group (973) 535-3506
                   Rick Perkins, Newcourt Services (416) 507-5437;

Investor Contacts: Jeffrey D. Simon, The CIT Group (973) 535-5911
                   Geoff Ichii, Newcourt Services (416) 507-6151

# # #

                      News Release

For immediate release

Trading Symbol:  NCT                    Media Contact: Patrick Gossage
                                                       (416) 504-8464

Exchange Listing:  Toronto
                   Montreal
                   New York

                       Hudson to Retire as Newcourt's CEO


     TORONTO, August 5, 1999 - Steven K. Hudson announced today that he would retire as CEO of Newcourt Credit Group Inc. (NYSE:NCT; TSE:NCT) when The CIT Group, Inc. (NYSE:CIT) acquisition of Newcourt is completed in the fourth quarter of 1999.

In making the announcement, Mr. Hudson, who grew Newcourt from a small company leasing medical equipment to the world's second largest commercial finance company operating in 26 countries, said, "This was a difficult decision. But I firmly believe it is the right decision for me personally and for Newcourt."

"Now that the business is fully mature, it is the right time for me to leave and return to a more normal life. The company I helped build has a strong future with CIT, which I believe is a very satisfying way to conclude this phase of my professional career. In the near term I intend to devote more time to my family and to my charitable community activities, especially Toronto's Olympic Bid."

Mr. Hudson added that he has complete confidence in CIT with its "fortress balance sheet," and in what will be its pre-eminent position as an asset-based lender in the Canadian and global markets. Newcourt, founded in 1984, has been led by Hudson, Brad Nullmeyer and David McKerroll. Major achievements include the company's IPO in 1993, and the acquisition of AT&T Capital in 1997.

"I'm particularly pleased that Brad and David will continue with CIT. The continuing management team, with David Banks as Vice-Chairman, is the best assurance of the continuity of the kind of company we all believe in," Mr. Hudson said. Mr. Nullmeyer and Mr. McKerroll will serve as Group CEO's of CIT businesses.

"I initiated this merger and I am more convinced than ever that CIT is the best partner for Newcourt and that Al Gamper is the best CEO for the new company. He is a proven player in the financial services industry and is well positioned to lead the new company," Hudson added. "I am going to be a CIT shareholder and I have given my commitment to help on integration issues when necessary. Newcourt and CIT will continue to have my unwavering support."

Albert R. Gamper, Jr., President and Chief Executive Officer of The CIT Group, Inc., said, "Steve has worked extremely hard to grow his company to the scale it has achieved today. CIT originally looked forward to Steve's involvement in the new organization, but we respect Steve's decision and know that he will bring the highest level of energy and enthusiasm to any task he undertakes. We wish him well in his future endeavors."

"Steve had an unerring eye for the moves that would ensure the growth and prosperity of the company. He has steered Newcourt to a future of great promise," David F. Banks, Chairman of Newcourt Credit Group Inc., said. "Few people are as talented at building business partnerships and finding financing solutions for growing companies. We're grateful that he has left a powerful team in place, which will help secure the future of what he and his team have created."


- 30 -

2


6


1